Exhibit 15.1

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(U.S. dollars in thousands)

	Balance at beginning of period	Provision for doubtful accounts	Translation adjustments	Balance at end of period

Year ended December 31, 2007:
Allowance for doubtful debts	$384	$(68)	$27	$343

Year ended December 31, 2006:
Allowance for doubtful debts	$246	$138	$-	$384

Year ended December 31, 2005:
Allowance for doubtful debts	$301	$(54)	$(1)	$246